Exhibit B-1(d)




                        LESSEE'S CONSENT



     Pursuant to Section 33(d) of the Fuel Lease, dated as of

December 22, 1988, between River Fuel Trust #1 ("Lessor") and

Entergy Arkansas, Inc. ("Lessee"), Lessee hereby consents to

Lessor's execution and delivery of four separate Note Purchase

Agreements, each dated as of December 19, 1997, with Metropolitan

Life Insurance Company, Connecticut General Life Insurance

Company, Nationwide Life Insurance Company and Sun Life Assurance

Company of Canada and Sun Life Assurance Company of Canada

(U.S.), as Purchasers, relating to the issue and sale of

$40,000,000 aggregate principal amount of Lessor's Intermediate

Term Secured Notes, 6.56% Series C, due December 15, 2000.



                              ENTERGY ARKANSAS, INC.



                              By: William J. Regan, Jr.



Dated:  December 19, 1999